June 24, 2021

Via Edgar

Mr. Todd Schiffman

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Fortune Rise Acquisition Corp
Form S-1 filed May 26, 2021
File No. 333-256511

Dear Mr. Todd Schiffman:

This letter is in response to the letter dated June 4, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Fortune Rise Acquisition Corporation (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-1/A (the “Registration Statement”) and an executed legal opinion are being filed to accompany this letter.

Form S-1 filed May 26, 2021

Our warrant agreement will designate the courts of the State of New York..., page 58

1. Please disclose here and in the last paragraph on page 120 whether the provisions of the warrant agreement will apply to claims arising under the Securities Act.

Response: The Company acknowledges the Staff’s comments and has revised pages 58 and 120 of the Registration Statement as well as section 9.3 of the warrant agreement.

Exhibit 5.1, page 148

2. Please file an executed legality opinion. We note that the current exhibit is a draft opinion.

Response: The Company acknowledges the Staff’s comment and has filed an executed legal opinion as Exhibit 5.1.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

[Signature page follows]

By:	/s/ Yuanmei Ma
Yuanmei Ma Chief Financial Officer

Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC